April 24, 2017

Securities and Exchange Commission,

        100 F Street, N.E.,

                Washington, D.C. 20549.

                        Re: Corporación Andina de Fomento—Registration Statement under Schedule B

Ladies and Gentlemen:

On behalf of Corporación Andina de Fomento (“CAF”), we hereby transmit electronically for filing under the Securities Act of 1933, as amended, a Registration Statement of CAF under Schedule B (the “Registration Statement”), including exhibits thereto.

If you should have any questions with respect to this filing, please do not hesitate to contact Robert S. Risoleo at (202) 956-7510, or the undersigned at (202) 956-7550.

Sincerely,

/s/ Paul J. McElroy

(Enclosures)

cc:	Gabriel Felpeto
Ricardo Sigwald
(Corporación Andina de Fomento)

Robert S. Risoleo
(Sullivan & Cromwell LLP)